UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company


LETTER TO RNS
DATED:  14 JULY 2006


Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 14 July 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 23,968,965 shares, now represents 2.979% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule below.


LETTER FROM:  PEARSON PLC


LETTER TO:  PEARSON PLC
DATED:      11 JULY 2006


                             SECTION 198 NOTIFICATION
                             Notification Of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International Inc., Capital International, S.A., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

     Ordinary Shares (804,558,975 shares outstanding)

Number of shares in which the Companies have an interest:

     23,968,965

Name(s) of registered holder(s):

     See Schedule B



As of 11 July 2006

Pearson plc

                                                       Number of     Percent of
                                                          Shares    Outstanding

The Capital Group Companies, Inc., ("CG") holdings    23,968,965         2.979%

Holdings by CG Management Companies and Funds

Capital Guardian Trust Company                        11,211,857         1.394%

Capital International Limited                          4,230,886         0.526%

Capital International S.A.                             1,252,293         0.158%

Capital International, Inc.                              199,657         0.025%

Capital Research and Management Company                7,074,272         0.879%




                                   Schedule A



                   Schedule of holdings in Pearson plc
                          As of 11 July 2006

                     Capital Guardian Trust Company

Registered Name                                                Local Shares

State Street Nominees Limited                                     1,468,214

Bank of New York Nominees                                           451,178

Northern Trust                                                      132,400

Chase Nominees Limited                                            4,694,197

BT Globenet Nominees Ltd.                                           243,935

Midland Bank plc                                                    757,710

Cede & Co.                                                          101,800

Bankers Trust                                                       468,200

Barclays Bank                                                        13,200

Brown Bros.                                                          19,537

Nortrust Nominees                                                 1,743,989

MSS Nominees Limited                                                 22,600

State street Bank & Trust Co.                                         2,800

"New Account"                                                        78,416

Citibank NA                                                          21,500

Mellon Bank N.A.                                                     14,500

ROY Nominees Limited                                                 15,400

Mellon Nominees (UK) Limited                                        389,114

HSBC                                                                 17,400

JP Morgan Chase Bank                                                555,767

                                     TOTAL                       11,211,857

                                  Schedule B




                        Capital International Limited

Registered Name                                               Local Shares

State Street Nominees Limited                                       53,100

Bank of New York Nominees                                        1,002,954

Northern Trust                                                     706,938

Chase Nominees Limited                                             897,165

Midland Bank plc                                                    40,500

Bankers Trust                                                       80,000

Barclays Bank                                                       33,300

Morgan Guaranty                                                     86,900

Nortrust Nominees                                                  441,125

State Street Bank & Trust Co.                                      161,600

Citibank NA                                                          9,200

Deutsche Bank AG                                                    33,400

Chase Manhattan Nominee Ltd.                                        52,000

HSBC Bank plc                                                      186,500

Mellon Bank NA                                                      69,300

Northern Trust AVFC                                                 81,049

KAS UK                                                              25,689

Bank One London                                                     38,600

HSBC                                                                 5,100

JP Morgan Chase Bank                                                27,500

Ralffelsen Zentral Bank                                            110,700

Fortis Bank                                                          8,300

Metzler Seel Sohn & Co                                              44,100

Nordea Bank                                                         26,566

Bayerische Hypo Und Vereinsbank AG                                   9,300

                                             TOTAL               4,230,886

                                        Schedule B



                          Capital International SA

State Street Nominees Limited                                        6,636

Bank of New York Nominees                                            4,800

Chase Nominees Limited                                             103,150

Midland Bank plc                                                    16,000

Barclays Bank                                                       12,800

Nortrust Nominees                                                    9,300

Morgan Stanley                                                       7,300

J.P.Morgan                                                         812,883

State Street Bank & Trust Co                                        40,252

Lloyds Bank                                                          6,400

HSBC Bank plc                                                      109,900

JP Morgan Chase Bank                                                16,700

Lombard Odier Et Cle, Geneva                                        92,772

Metzler Seel Sohn & Co                                              13,400


                                           TOTAL                 1,252,293

                                         Schedule B



                         Capital International. Inc.

State Street Nominees Limited                                       28,000

Midland Bank plc                                                    17,100

Bankers Trust                                                        7,700

Nortrust Nominees                                                   87,057

State Street Bank & Trust Co.                                       50,500

HSBC Bank plc                                                        9,300

                                         TOTAL                     199,657


                                        Schedule B



                Capital Research and Management Company

State Street Nominees Limited                                     750,000

Chase Nominees Limited                                          6,324,272

                                        TOTAL                   7,074,272







                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 14 July 2006

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary